UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 22, 2022

Commission File Number 1-14846

            AngloGold Ashanti Limited
(Name of registrant)

112 Oxford Road
Houghton Estate, Johannesburg, 2198
(Private Bag X 20, Rosebank, 2196)
        South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

Enclosure: Press release ANGLOGOLD ASHANTI SHORT FORM ANNOUNCEMENT FOR THE SIX MONTHS AND YEAR ENDED 31 DECEMBER 2021

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN: ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti” or “AGA” or the “Company”)

2021 Preliminary Results Short Form Announcement

Johannesburg, 22 February 2022 - AngloGold Ashanti Limited (“AngloGold Ashanti”, “AGA” or the “Company”) continued taking clear steps under CEO Alberto Calderon to ensure delivery on its strategic objectives, with an improved second-half performance complemented by changes to its leadership team and implementation of a new Operating Model.

The recovery from a difficult first half of 2021 continued, with a 12% step-up in production from operating assets* in the second half of the year versus the first half. Cash costs fell 8% over that period.

The Company continued to show exploration success, with the addition of 2.7Moz of new Ore Reserve in 2021, more than replacing depletion. A 3.4Moz new Mineral Resource was added at the Silicon project in the US, and the Obuasi mine in Ghana resumed production in January 2022 as planned. Free cash flow for the year was $104m, more than reversing a first half outflow.

The new Operating Model is now being implemented, simplifying the organisational structure, eliminating duplication, and ensuring the operating sites are properly resourced to safely deliver planned production. This restructuring resulted in the reduction of functional support roles at mid- and senior management level across the global business, from 526 to 311, for an estimated annualised saving of $40m.

“This new operating model brings a profound change to the business; it sharpens our focus on safe, consistent delivery, reduces wasteful effort and spending, and ensures clear, single-point accountability for meeting our commitments,” Mr. Calderon said. “These are all essential elements for us to start closing the value gap with our peers.”

The Company continued to reinforce its leadership team. In addition to Mr. Calderon’s appointment in September, three key external appointments have been made in recent months adding significant experience in transformation, talent management, business improvement and mine planning, to a seasoned group of existing executives.

Terry Briggs, a 30-year veteran of the industry and currently Vice President: Planning at Newmont, has been appointed Chief Development Officer, with oversight of planning, exploration and business development; Lisa Ali, joins on 1 April 2022 as Chief People Officer after a long career with senior leadership roles at BP and most recently Newcrest; and Marcelo Godoy was appointed in November 2021 as Chief Technology Officer from a senior leadership role at Newmont, where he served for nine years and latterly headed up exploration.

* Excludes production performance at the Obuasi mine.

2021 HIGHLIGHTS

Ore Reserve increased 2.7Moz pre-depletion, for a total of 8.7Moz pre-depletion added over the last two years

In Nevada, maiden Mineral Resource at Silicon totalling 3.4Moz; Corvus acquisition successfully completed on 18 January 2022

Inaugural Climate Change Report published; Absolute carbon emissions in 2021 declined by 41% to 1.39Mt compared to 2.34Mt in 2020**; GHG emissions reduced 69% since 2008

Improved balance sheet flexibility with new $750m, 7-year bond at a record low coupon for AGA of 3.375% per annum

New Operating Model design completed to eliminate inefficiencies, improve performance and ensure accountability; Implementation of the new Operating Model ongoing

Key executive appointments concluded as part of new Operating Model implementation

Full Asset Potential Review initiated across the portfolio
** Includes reduction due to sale of South African operations in 2020

SALIENT FEATURES

•Fatality-free second half of 2021; All-injury frequency rate of 2.13 injuries per million hours worked in 2021

•Achieved revised production and capital guidance; cost guidance achieved when adjusting for impacts of COVID-19

•Production of 2.472Moz for 2021; with 12% increase in production from operating assets (excluding Obuasi) from 1,115koz in H1 2021 to 1,249koz in H2 2021

•Basic earnings decreased from $946m in 2020 to $622m in 2021, after once-off expenses amounting to $87m

•Total cash costs of $963/oz for 2021; total cash costs down 8% from $1,003/oz in H1 2021 to $925/oz in H2 2021

•All-in sustaining costs (“AISC”) of $1,355/oz for 2021, reflecting higher sustaining capital expenditures on reinvestment programme and Brazilian tailings storage facilities (“TSFs”)

•Net cash inflow from operating activities decreased by 18% to $1,268m in 2021 from $1,545m in 2020

•Free cash flow of $104m in 2021, a transitional year with significant portfolio reinvestment, COVID-19 impact and voluntary suspension of mining at Obuasi

•Obuasi restarted and tracking ramp-up plan; Phase 2 construction complete, Phase 3 in progress

•Adjusted net debt of $765m at end 2021; Adjusted net debt to Adjusted EBITDA ratio of 0.42 times

•Cash dividend of $107m received from Kibali in Q4 2021

•Final dividend declared of $60m or 14 US cents per share

GROUP - Key statistics

		Six months	Six months		Year	Year
		ended	ended		ended	ended
		Dec	Dec		Dec	Dec
		2021	2020	% Variance	2021	2020	% Variance
Operating review		US Dollar / Imperial
Gold
Produced	- oz (000)	1,272	1,482	(14)	2,472	2,806	(12)
Sold	- oz (000)	1,269	1,471	(14)	2,483	2,834	(12)
Financial review
Price received per ounce	- $/oz	1,792	1,895	(5)	1,796	1,778	1
Total cash costs per ounce	- $/oz	925	807	15	963	790	22
All-in sustaining costs per ounce	- $/oz	1,376	1,069	29	1,355	1,037	31
All-in costs per ounce	- $/oz	1,631	1,209	35	1,577	1,185	33

Gold income	- $m	1,992	2,405	(17)	3,903	4,322	(10)
Cost of sales	- $m	1,457	1,409	3	2,857	2,699	6
Total cash costs	- $m	1,171	1,129	4	2,334	2,074	13
Gross profit	- $m	607	1,051	(42)	1,172	1,709	(31)

Profit (loss) attributable to equity shareholders	- $m	260	564	(54)	622	946	(34)
	- US cents/share	62	135	(54)	148	225	(34)
Headline earnings	- $m	249	596	(58)	612	1,000	(39)
	- US cents/share	59	142	(58)	146	238	(39)
Profit before tax	- $m	451	992	(55)	958	1,589	(40)
Adjusted EBITDA	- $m	925	1,434	(35)	1,801	2,470	(27)
Net cash inflow from operating activities	- $m	801	993	(19)	1,268	1,545	(18)
Free cash (outflow) inflow	- $m	129	566	(77)	104	743	(86)
Total borrowings	- $m	2,094	2,084	—	2,094	2,084	—
Adjusted net debt	- $m	765	597	28	765	597	28
Capital expenditure (including equity-accounted joint ventures)	- $m	640	411	56	1,100	757	45

$ represents US Dollar, unless otherwise stated.		Rounding of figures may result in computational discrepancies.
The information on this page is based on the continuing operations of the AngloGold Ashanti group, unless otherwise indicated. The South African producing assets and related liabilities, which were sold on 30 September 2020, are recorded as discontinued operations.

Certain information presented in this results announcement constitutes pro forma financial information. This information is the responsibility of the Company’s board of directors and is presented for illustrative purposes only. Because of its nature the pro forma financial information may not fairly present the Company’s financial information, changes in equity and results of operations or cash flows. This information has not been reviewed or audited or otherwise reported on by Ernst & Young Inc.

Dividends

The directors of AngloGold Ashanti Limited (Registration Number 1944/017354/06) declared Dividend No.124 for the year ended 31 December 2021 as detailed below. In terms of the withholding tax on dividends which became effective on 1 April 2012, the following additional information is disclosed:

Dividends have been declared out of total reserves
Gross dividend declared per ordinary share in South African cents	217
Dividends tax rate applicable to shareholders liable to pay the dividend tax	20%
Net dividend in South African cents (where dividend tax at 20% is payable on payment date)	174
The issued ordinary share capital of AngloGold Ashanti at date of declaration is	417,501,452
AngloGold Ashanti's tax reference number	9640006608

In compliance with the requirements of Strate, given the Company's primary listing on the JSE, the salient dates for payment of the dividend are as follows:

To holders of ordinary shares

2022
Declaration date	Tuesday, 22 February
Currency conversion date for Australian dollars and Ghanaian cedis	Tuesday, 8 March
Last date to trade ordinary shares cum dividend	Tuesday, 8 March
Last date to register transfer of certificated securities cum dividend	Wednesday, 9 March
Ordinary shares trade ex-dividend	Wednesday, 9 March
Record date	Friday, 11 March
Payment date	Friday, 25 March

Dividends in respect of dematerialised shareholdings will be credited to shareholders' accounts with the relevant CSDP or broker.

To comply, with further requirements of Strate, share certificates may not be dematerialised or rematerialised between Wednesday, 9 March 2022 and Friday, 11 March 2022, both days inclusive. No transfers between South African, Australian and Ghana share registers will be permitted between Tuesday, 8 March 2022 and Friday, 11 March 2022, both days inclusive.

To holders of CHESS Depositary Interests (CDIs)
Each CDI represents one-fifth of an ordinary share.

2022
Last date to trade ordinary shares cum dividend	Tuesday, 8 March
Last date to register transfer of certificated securities cum dividend	Wednesday, 9 March
Ordinary shares trade ex-dividend	Thursday, 10 March
Record date	Friday, 11 March
Payment date	Friday, 25 March

To holders of American Depositary Shares (ADS)
Each American Depositary Share represents one ordinary share.

2022
Ex dividend on New York Stock Exchange	Thursday, 10 March
Record date	Friday, 11 March
Approximate date of currency conversion	Friday, 25 March
Approximate payment date of dividend	Monday, 4 April

Assuming an exchange rate of R15.50/$, the gross dividend payable per ADS, which is subject to a 20% South African withholding tax, is equivalent to c.14 US cents. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.

To holders of Ghanaian Depositary Shares (GhDSs)
100 GhDSs represent one ordinary share

2022
Last date to trade and to register GhDSs cum dividend	Wednesday, 9 March
GhDSs trade ex-dividend	Wednesday, 9 March
Record date	Friday, 11 March
Approximate payment date of dividend	Friday, 25 March

Assuming an exchange rate of R1/¢0.4258, the gross dividend payable per share, which is subject to a 20% South African withholding tax, is equivalent to c.0.92399 cedis. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.

This short form announcement (the “Announcement”) is the responsibility of the board of directors of the Company, who certify that, to the best of their knowledge and belief, there are no facts that have been omitted which would make the information false, misleading or inaccurate, and that all reasonable enquiries to ascertain such facts have been made.

The preliminary condensed consolidated financial statements have been reviewed by Ernst & Young Inc., who expressed an unmodified review conclusion. A copy of the auditor's review report is available for inspection at the Group's registered office, as well as on the Company’s website at www.anglogoldashanti.com.

The details contained in this Announcement are only a summary of the information in the full announcement containing the detailed preliminary year end results and therefore do not contain full details of the Company’s financial position and results of operations or other relevant information about the business for the period under review. Investors and/or shareholders should base any investment decisions on consideration of the full announcement and are therefore directed to the full announcement available for viewing via the JSE SENS link, provided below, and available on the Company’s website at www.anglogoldashanti.com The full announcement may be requested by emailing CompanySecretary@Anglogoldashanti.com or by phoning Yatish Chowthee on +27 11 637 6273.

The JSE link is as follows:
https://senspdf.jse.co.za/documents/2022/jse/isse/anano/FYDec21.pdf

Johannesburg, South Africa
22 February 2022

JSE Sponsor: The Standard Bank of South Africa Limited

CONTACTS

Media
Andrea Maxey: +61 08 9425 4603 / +61 400 072 199            amaxey@anglogoldashanti.com
Chipo Mrara: +27 11 637 6012 / +27 60 571 0797                 camrara@anglogoldashanti.com
General inquiries                             media@anglogoldashanti.com

Investors
Yatish Chowthee: +27 11 637 6273 / +27 78 364 2080            yrchowthee@anglogoldashanti.com
Andrea Maxey: +61 08 9425 4603 / +61 400 072 199            amaxey@anglogoldashanti.com

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), and other business and operational risks and other factors, including mining accidents. For a discussion of such risk factors, refer to AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2020 and the Risk Factors section in AngloGold Ashanti's Prospectus Supplement dated 19 October 2021, each filed with the United States Securities and Exchange Commission (SEC). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

Non-GAAP financial measures
This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.

Website: www.anglogoldashanti.com

December 2021 Published : 22 February 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: February 22, 2022

By:    /s/ L MARWICK
Name:    L Marwick
Title:    EVP: General Counsel & Compliance